                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      Integrated Systems Consulting Group, Inc.
                      -----------------------------------------
                                  (Name of Issuer)

                       Common Stock, $0.005 Par Value Per Share
                     --------------------------------------------
                           (Title of Class of Securities)

                                      00045813K1
                                   ----------------
                                    (CUSIP Number)

                                 Luther J. Nussbaum
                              Executive Vice President
                            First Consulting Group, Inc.
                         111 W. Ocean Boulevard, 4th Floor
                               Long Beach, Ca  90802
                                   (562) 624-5200
            (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                  September 9, 1998
                      -----------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 00045813K1

CUSIP NO. 00045813K1                                      PAGE  2  OF 16 PAGES
          ----------                                           ---   ---
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON

     First Consulting Group, Inc.

     S.S. or I.R.S. Identification No. of Above Person

     953539020
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a): / /       (b): / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  60.0%
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------

CUSIP NO. 00045813K1                                      PAGE  3  OF 16 PAGES
          ----------                                           ---   ---

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,253,996(1) shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------
    Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by First Consulting
Group, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange
Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.





-----------------------
(1) Includes 679,723 shares of ISCG Common Stock (as defined hereinafter) issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 00045813K1                                      PAGE  4  OF 16 PAGES
          ----------                                           ---   ---

ITEM 1.        SECURITY AND ISSUER

               This statement on Schedule 13D relates to the Common Stock, $0.005 par value per share (the "ISCG Common Stock"), of Integrated Systems Consulting Group, Inc., a Pennsylvania corporation ("ISCG"). The principal executive offices of ISCG are located at 575 East Swedesford Road, Suite 200, Wayne, Pennsylvania 19087.

ITEM 2.        IDENTITY AND BACKGROUND

               (a) First Consulting Group, Inc., a Delaware corporation ("FCG"), is a leader in operations improvement and information management services for the healthcare industry. FCG provides consulting, implementation, integration and management services to healthcare organizations through 23 offices in North America and Europe. The firm's services are designed to increase its clients' operations effectiveness in order to reduce cost, improve customer service and enhance the quality of patient care.

               (b) The address of the principal office and principal business of FCG is 111 W. Ocean Boulevard, 4th Floor, Long Beach, California 90802.

               (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of FCG's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

               (d) During the past five years, neither FCG nor, to FCG's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the past five years, neither FCG nor, to FCG's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

               (f) Except as set forth on Schedule I hereto, all of the directors and executive officers of FCG named in Schedule I to this Scheduled 13D are citizens of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Pursuant to an Agreement and Plan of Merger and Reorganization dated September 9, 1998 (the "Reorganization Agreement") among FCG, Foxtrot Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of FCG ("Merger Sub"), and ISCG, and subject to the conditions set forth therein (including approval by the stockholders of FCG and ISCG), Merger Sub will be merged with and into ISCG (the "Merger"), with each share of ISCG Common Stock being converted into the right to receive 0.77 ("FCG Common Stock") shares of FCG's Common Stock. The description contained in this Item 3 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

               To facilitate the consummation of the Merger (as defined in Item 4 below), certain shareholders of ISCG have entered into Voting Agreements with FCG (as described in Item 4 below).

ITEM 4.        PURPOSE OF TRANSACTION

               (a) - (b)     As described in Item 3 above, this statement
relates to the merger of Merger Sub, a wholly-owned subsidiary of FCG, with and into ISCG in a statutory merger pursuant to the Delaware General Corporation Law ("Delaware Law") and the Pennsylvania Business Corporation Law ("Pennsylvania Law"). At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease, and ISCG will continue as the surviving

CUSIP NO. 00045813K1                                      PAGE  5  OF 16 PAGES
          ----------                                           ---   ---

corporation and as a wholly-owned subsidiary of FCG ("Surviving Corporation"). The officers and directors of the Surviving Corporation immediately after the Effective Time shall be the officers and directors of Merger Sub immediately prior to the Effective Time and shall serve as the officers and directors of the Surviving Corporation until their respective successors are elected and qualified or duly appointed, as the case may be. The Articles of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; PROVIDED, HOWEVER, that at the Effective Time the Articles of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be Integrated Systems Consulting Group, Inc. The Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time.

               MERGER CONSIDERATION. In connection with the Merger, holders of outstanding ISCG Common Stock will receive, in exchange for each share of ISCG Common Stock held by them, 0.77 shares of FCG Common Stock. In addition, FCG will assume all options outstanding under ISCG's Amended and Restated Stock Option Plan and all warrants outstanding and issued by ISCG. If the Merger is consummated, ISCG Common Stock will be deregistered under the Exchange Act and delisted from the Nasdaq National Market.

               REPRESENTATIONS, WARRANTIES, COVENANTS AND CLOSING CONDITIONS. The Reorganization Agreement contains customary representations and warranties on the part of ISCG and FCG, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of ISCG and FCG, regulatory approval and the occurrence of no material adverse effect with respect to a party. The Reorganization Agreement also contains covenants regarding the activities of ISCG prior to the earlier of the Effective Time and the termination of the Reorganization Agreement. ISCG has agreed to, among other things, conduct its business in the ordinary course, in accordance with past practices and in compliance with applicable laws and the requirements of all of its material contracts. In addition, a number of corporate actions by ISCG during the period pending the closing of the Merger require FCG's approval, including dividends, issuances of capital stock, borrowings, capital expenditures and stock option grants above specified minimums.

               TERMINATION OF REORGANIZATION AGREEMENT. The Reorganization Agreement may be terminated prior to the Effective Time, whether before or after approval of the Reorganization Agreement and the Merger by the shareholders of ISCG: (i) by mutual written consent of the Boards of Directors of FCG and ISCG; (ii) subject to certain exceptions, by either FCG or ISCG if the Merger shall not have been consummated by January 31, 1999;
(iii) by either FCG or ISCG in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) subject to certain limitations, by FCG or ISCG if the ISCG Special Meeting shall have been held and the Reorganization Agreement and the Merger shall not have been approved by the necessary vote of the ISCG shareholders; (v) by FCG if (at any time prior to the adoption and approval of the Reorganization Agreement and approval of the Merger by the ISCG shareholders) a "Triggering Event" (as defined in the Reorganization Agreement) shall have occurred; (vi) subject to certain limitations, by FCG or ISCG if the FCG Special Meeting shall have been held and the issuance of FCG Common Stock in the Merger shall not have been approved by the necessary vote of the FCG stockholders; (vii) by FCG, subject to certain limitations, if any of the representations and warranties of ISCG contained in the Reorganization Agreement shall be or have become materially inaccurate, or if any of ISCG's covenants contained in the Reorganization Agreement shall have been breached in any material respect such that certain conditions precedent to Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty became untrue; or (viii) by ISCG, subject to certain limitations, if any of the representations and warranties of FCG contained in the Reorganization Agreement shall be or have become materially inaccurate, or if any of FCG's covenants contained in the Reorganization shall have been breached in any material respect such that certain conditions precedent to Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty became untrue.

CUSIP NO. 00045813K1                                      PAGE  6  OF 16 PAGES
          ----------                                           ---   ---

               The description contained in this Item 4 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

               VOTING AGREEMENTS. As an inducement to FCG to enter into the Reorganization Agreement, each of David S. Lipson, Technology Leaders II, Safeguard Scientifics, Inc. and Warrant and Stock Trust (individually, a "ISCG Voting Agreement Shareholder" and, collectively, the "ISCG Voting Agreement Shareholders") has entered into a Voting Agreement dated as of September 9, 1998 (individually, a "ISCG Voting Agreement" and, collectively, the "ISCG Voting Agreements") with FCG. The number of shares of ISCG Common Stock beneficially owned by each of the ISCG Voting Agreement Shareholders is set forth on Schedule II to this Schedule 13D. The ISCG Voting Agreement Shareholders, who beneficially own an aggregate of 5,253,996 (includes 679,723 shares of ISCG Common Stock issuable upon the exercise of currently exercisable warrants) outstanding shares of ISCG Common Stock (representing approximately 60.0% of the shares of ISCG Common Stock as of August 31, 1998) have agreed that, prior to the Expiration Date, they will vote their shares of ISCG Common Stock in favor of: (i) approval of the Merger; (ii) approval and adoption of the Reorganization Agreement; and (iii) each of the other actions contemplated by the Reorganization Agreement. The ISCG Voting Agreement Shareholders have also delivered to FCG irrevocable proxies with respect to the matters covered by the ISCG Voting Agreements. In addition, the ISCG Voting Agreement Shareholders have agreed not to transfer any securities of ISCG owned by them unless and until the proposed transferee of such ISCG securities shall have (i) executed a counterpart of the ISCG Voting Agreement and an irrevocable proxy and (ii) agreed to hold such ISCG securities subject to all of the terms and provisions of the ISCG Voting Agreement. FCG did not pay any additional consideration to any ISCG Voting Agreement Shareholders in connection with the execution and delivery of the ISCG Voting Agreements. The description contained in this Item 4 of the transactions contemplated by the ISCG Voting Agreements is qualified in its entirety by reference to the full text of the form of ISCG Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

               As an inducement to ISCG to enter into the Reorganization Agreement, each of James A. Reep, Thomas A. Reep and Brent A. Hansen (individually, a "FCG Voting Agreement Stockholder" and, collectively, the
"FCG Voting Agreement Stockholders") has entered into a Voting Agreement dated as of September 9, 1998 (individually, a "FCG Voting Agreement" and, collectively, the FCG Voting Agreements") with FCG and ISCG. The number of shares of FCG Common Stock beneficially owned by each of the FCG Voting Agreement Stockholders as of September 9, 1998 is set forth on Schedule III to this Schedule 13D. The FCG Voting Agreement Stockholders, who beneficially own an aggregate of 4,339,072 outstanding shares of FCG Common Stock (representing approximately 27.3% of the shares of FCG Common Stock as of August 31,1998) have agreed that, prior to the Expiration Date, they will vote their shares of FCG Common Stock in favor (i) of the issuance of the shares of FCG Common Stock to be issued in the Merger and (ii) each of the other actions contemplated by the Reorganization Agreement. The FCG Voting Agreement Stockholders have also delivered to ISCG irrevocable proxies with respect to the matters covered by the FCG Voting Agreements. The FCG Voting Agreement Stockholders have also agreed, in certain instances, to require any party to whom their shares of FCG Common Stock may be sold, pledged, granted an option to purchase, or otherwise transferred to execute a counterpart of the FCG Voting Agreement and agree to hold such FCG securities subject to all the terms and provisions of the FCG Voting Agreements. ISCG did not pay any additional consideration to the FCG Voting Agreement Stockholders in connection with the execution and delivery of the FCG Voting Agreements. The description contained in this Item 4 of the transactions contemplated by the FCG Voting Agreement is qualified in its entirety by reference to the full text of the form of FCG Voting Agreement, a copy of which is attached to this
Schedule 13D as Exhibit 99.3.

               AFFILIATE AGREEMENTS. As an inducement to ISCG to enter into the Reorganization Agreement ("ISCG Affiliate Agreements"), each of the ISCG Affiliate Agreement Stockholders (each, an "ISCG Affiliate") has entered into an agreement (the "ISCG Affiliate Agreement") whereby each ISCG Affiliate agreed not to effect any sale, transfer or other disposition of the FCG Common Stock received by such ISCG Affiliate in the Merger unless: (i) such sale, transfer or other disposition is made in conformity with the volume and other requirements of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), as evidenced by a broker's letter and a representation letter executed by the

CUSIP NO. 00045813K1                                      PAGE  7  OF 16 PAGES
          ----------                                           ---   ---

ISCG Affiliate (reasonably satisfactory in form and content to FCG), each stating that such requirements have been met; (ii) legal counsel reasonably satisfactory to FCG shall have advised FCG in a written opinion letter (reasonably satisfactory in form and content to FCG), upon which FCG may rely, that such sale, transfer or other disposition will be exempt from registration under the Securities Act; (iii) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act; or (iv) an authorized representative of the Securities and Exchange Commission (the "Commission") shall have rendered written advice to such ISCG Affiliate to the effect that the Commission would take no action, or that the staff of the Commission would not recommend that the Commission take action, with respect to such proposed sale, transfer or other disposition, and a copy of such written advice and all other related communications with the Commission shall have been delivered to FCG.

               In addition, so as to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes, the ISCG Affiliate Agreements provide that during the period contemplated by the Commission's Staff Accounting Bulletin Number 65 until the earlier of (i) FCG's public announcement of financial results covering at least 30 days of combined operations of FCG and ISCG or (ii) the Reorganization Agreement is terminated in accordance with its terms, no ISCG Affiliate shall sell, exchange, transfer, pledge, distribute or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivative's or otherwise) intended or having the effect, directly or indirectly, to reduce such ISCG Affiliate's risk relative to: (i) any ISCG Common Stock (except pursuant to and upon consummation of the Merger); or
(ii) any FCG Common Stock received by such ISCG Affiliate in the Merger or upon exercise of options assumed by FCG in the Merger. Provided certain conditions are met, the ISCG Affiliate Agreements provide for certain exceptions to the foregoing restrictions on transfer relating to: (i) certain DE MINIMIS transfers; (ii) transfers in payment of the exercise price of options to purchase ISCG Common Stock or FCG Common Stock; (iii) charitable donations; or (iv) transfers to trusts established for the benefit of members of such ISCG Affiliate's family or gifts to members of such ISCG Affiliate's family. The description contained in this Item 4 of the transactions contemplated by the ISCG Affiliate Agreements is qualified in its entirety by reference to the full text of the form of ISCG Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.4.

               Also in connection with the Reorganization Agreement, each of the FCG Affiliate Agreement Stockholders (each, an "FCG Affiliate") has entered into an agreement (the "FCG Affiliate Agreement") providing that, during the period contemplated by the Commission's Staff Accounting Bulletin Number 65 until the earlier of (i) FCG's public announcement of financial results covering at least 30 days of combined operations of FCG and ISCG or
(ii) the Reorganization Agreement is terminated in accordance with its terms, no FCG Affiliate shall, subject to certain exceptions, sell, exchange, transfer, pledge, distribute or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivative's or otherwise) intended or having the effect, directly or indirectly, to reduce such FCG Affiliate's risk relative to any FCG Common Stock. Provided certain conditions are met, the FCG Affiliate Agreements provide for certain exceptions to the foregoing restrictions on transfer relating to: (i) certain DE MINIMIS transfers; (ii) transfers in payment of the exercise price of options to purchase FCG Common Stock; (iii) charitable donations; or (iv) transfers to trusts established for the benefit of members of such FCG Affiliate's family or gifts to members of such FCG Affiliate's family. The description contained in this Item 4 of the transactions contemplated by the FCG Affiliate Agreements is qualified in its entirety by reference to the full text of the form of the FCG Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.5.

               (c)  Not applicable.

               (d) If the Merger is consummated, ISCG will become a wholly-owned subsidiary of FCG and the Board of Directors and the officers of ISCG shall be the directors and officers of Merger Sub immediately prior to the Effective Time.

               (e) None, other than a change in the number of outstanding shares of ISCG Common Stock as contemplated by the Reorganization Agreement.

CUSIP NO. 00045813K1                                      PAGE  8  OF 16 PAGES
          ----------                                           ---   ---

               (f) Upon consummation of the Merger, ISCG will become a wholly-owned subsidiary of FCG.

               (g) Upon consummation of the Merger, the Articles of Incorporation and Bylaws of ISCG will be amended and restated to conform to the Articles of Incorporation and Bylaws of Merger Sub immediately prior to the Merger.

               (h) Upon consummation of the Merger, the ISCG Common Stock will cease to be quoted on any quotation system or exchange.

               (i) Upon consummation of the Merger, the ISCG Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

               (j) Other than as described above, FCG currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although FCG reserves the right to develop such plans).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               (a) - (b) As a result of the ISCG Voting Agreements, FCG has shared power to vote an aggregate of 5,253,996 (includes 679,723 shares of ISCG Common Stock issuable upon the exercise of currently exercisable warrants) shares of ISCG Common Stock for the limited purposes described in
Item 4 above.

               To FCG's knowledge, no shares of ISCG Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the ISCG Voting Agreements.

               Set forth in Schedule IV to this Schedule 13D is the name and present principal occupation or employment of each person with whom FCG shares the power to vote or to direct the vote or to dispose or direct the disposition of ISCG Common Stock.

               During the past five years, to FCG's knowledge, no person named in Schedule IV to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               During the past five years, to FCG's knowledge, no person named in Schedule IV to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

               To FCG's knowledge, all persons named in Schedule IV to this Scheduled 13D are citizens of the United States.

               (c)  Neither FCG, nor, to FCG's knowledge, any person named in
Schedule IV, has effected any transaction in ISCG Common Stock during the past 60 days, except as disclosed herein.

               (d)  Not applicable.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Other than as described in Item 4 above, to FCG's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of ISCG, including but not limited to transfer or voting of any of the securities, finder's fees, joint

CUSIP NO. 00045813K1                                      PAGE  9  OF 16 PAGES
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ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS


--------------------------------------------------------------------------------------
 EXHIBIT NO.                          DESCRIPTION
--------------------------------------------------------------------------------------
  99.1         Agreement and Plan of Merger and Reorganization dated as of September
               9, 1998, by and among First Consulting Group,  Inc.,  a Delaware corporation, Foxtrot Acquisition Sub, Inc., a Delaware corporation, and Integrated Systems Consulting Group, Inc., a Pennsylvania
               corporation.
--------------------------------------------------------------------------------------
  99.2         Form of Company Voting Agreement dated as of September 9, 1998, a substantially similar version of which has been  executed  by  and between  First Consulting Group, Inc., a Delaware corporation, and each of David S. Lipson, Technology Leaders II, Safeguard Scientifics,
               Inc. and Warrant and Stock Trust.
--------------------------------------------------------------------------------------
  99.3         Form  of Parent Voting Agreement dated as of September 9, 1998, a substantially similar version of which has been executed by and between Integrated Systems Consulting Group, Inc., a Pennsylvania
               corporation, and each of James. A. Reep, Thomas A. Reep and Brent A.
               Hanson.
--------------------------------------------------------------------------------------
  99.4         Form  of Company Affiliate Agreement dated as of September 9, 1998, a substantially similar version of which is  to be executed by and between First Consulting Group, Inc., a Delaware corporation, and each of David S. Lipson  Technology  Leaders  II,  Safeguard  Scientifics,
               Inc., Warrant and Stock Trust, Melissa S. Clancey, David  F.
               Elderkin, David D. Gathman, Edward P. Kaiserian, Jay M. Rose, Victor
               E. Stambaugh, Frank Baldino, Jr.,  Ph.D., Melvyn E. Bergstein, Donald
               R. Caldwell, Mark J. DeNino, David S. Fehr, James L. Mann, Donna J.
               Pedrick, Michael D. Stern, and Edward S.J. Tomeszko, Ph.D.
--------------------------------------------------------------------------------------
  99.5         Form  of  Parent Affiliate Agreement dated as of September 9, 1998, a substantially similar version of which is  to be executed by and between Integrated Systems Consulting Group, Inc., a Pennsylvania
               corporation, and each  of  James  A.  Reep,  Brent  A. Hanson, Thomas
               A. Reep, Frank I. Mueller, Roy A. Ziegler, Steven Heck, Richard  N.
               Kramer, Luther J. Nussbaum, Stanley R. Nelson, Steven Lazarus, Stephen
               E. Olson, Jack O. Vance, Scott S. Parker, Donald M. Tompkins, Michael
               R. Gorsage, Erica L. Drazen, Roy W. Walters, Paula K. Cowan and
               Associate 401(k) and Stock Ownership Plan, (Union Bank of California,
               Trustee).
--------------------------------------------------------------------------------------


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CUSIP NO. 00045813K1                                      PAGE  10  OF 16 PAGES
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                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 18, 1998           FIRST CONSULTING GROUP, INC.

                                        By: /s/ Luther J. Nussbaum
                                           --------------------------------
                                             Luther J. Nussbaum
                                             Executive Vice President

CUSIP NO. 00045813K1                                      PAGE  11  OF 16 PAGES
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                                    SCHEDULE I

                  EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF FCG


------------------------------------------------------------------------------------------------------------
                                                                                                COUNTRY OF
NAME                  PRINCIPAL OCCUPATION OR EMPLOYMENT                                        CITIZENSHIP
------------------------------------------------------------------------------------------------------------
James A. Reep(1)      Chairman of the Board, Chief Executive Officer and President                  U.S.
------------------------------------------------------------------------------------------------------------
Steven Heck(1)        Executive Vice President, Practice and Director                               U.S.
------------------------------------------------------------------------------------------------------------
Luther J. Nussbaum(1) Executive Vice President, Worldwide Practice Support and Director             U.S.
------------------------------------------------------------------------------------------------------------
Thomas A. Reep(1)     Vice President, Finance and Chief Financial Officer                           U.S.
------------------------------------------------------------------------------------------------------------
Richard N. Kramer(2)  Vice President and Managing Director, East Region                             U.S.
------------------------------------------------------------------------------------------------------------
Roy A. Ziegler(3)     Vice President and Managing Director, West Region                             U.S.
------------------------------------------------------------------------------------------------------------
Don M. Tompkins(4)    Vice President and Managing Director, Implementation Services                 U.S.
------------------------------------------------------------------------------------------------------------
Michael R. Gorsage(5) Vice President and Managing Director, Network Integration Services            U.S.
------------------------------------------------------------------------------------------------------------
Frank I. Mueller(6)   Vice President and Managing Director, International                           U.S.
------------------------------------------------------------------------------------------------------------
Erica L. Drazen(7)    Vice President and Managing Director, Emerging Practices                      U.S.
------------------------------------------------------------------------------------------------------------
Roy W. Walters(8)     Vice President and Managing Director, Quality Improvement                     U.S.
------------------------------------------------------------------------------------------------------------
Paula K. Cowan(1)     Vice President, Human Resources                                               U.S.
------------------------------------------------------------------------------------------------------------

----------------------
(1) Employed at First Consulting Group, Inc., 111 W. Ocean Boulevard, 4th Floor, Long Beach, California 90802.
(2) Employed at First Consulting Group, Inc., 11720 Beltsville Drive, Suite 1000, Beltsville, Maryland 20705.
(3) Employed at First Consulting Group, Inc., 3773 Cherry Creek North Drive, Suite 720, Bellevue, Washington 98004-6431.
(4) Employed at First Consulting Group, Inc., 2111 University Park Drive, Suite 550, Okemos, Michigan 48864.
(5) Employed at First Consulting Group, Inc., 4800 North Point Parkway, Suite 260, Alpharetta, Georgia 30202.
(6) Employed at First Consulting Group, Inc., Gainsborough Drive, 81 Oxford Street, London, W1R1RB.
(7) Employed at First Consulting Group, Inc., Reservoir Place, 1601 Trapelo Road, Waltham, Massachusetts 02154-7300.
(8) Employed at First Consulting Group, Inc., 300 South Wacker Drive, Suite 2000, Chicago, Illinois 60606-6701.

CUSIP NO. 00045813K1                                      PAGE  12  OF 16 PAGES
          ----------                                           ---   ---

SCHEDULE I (continued)

                            NON-EMPLOYEE DIRECTORS OF FCG

--------------------------------------------------------------------------------------------------------------
                                                            NAME AND ADDRESS OF
                                                           CORPORATION OR OTHER
                         PRINCIPAL OCCUPATION OR           ORGANIZATION IN WHICH                 COUNTRY OF
       NAME                     EMPLOYMENT                         EMPLOYED                      CITIZENSHIP
--------------------------------------------------------------------------------------------------------------
  Stanley R. Nelson      Director                        ARCH Venture Partners                      U.S.
                                                         8735 W. Higgins Street, Suite 235
                                                         Chicago, IL  60631
--------------------------------------------------------------------------------------------------------------
  Steven Lazarus         Managing Director               The Scottsdale Institute                   U.S.
                                                         1660 South Highway 100, Suite 140
                                                         Minneapolis, Minnesota 55416
--------------------------------------------------------------------------------------------------------------
  Stephen E. Olson       Chairman of the Board           The Olson Company                          U.S.
                                                         3010 Old Ranch Parkway, Suite 400
                                                         Seal Beach, CA  90740
--------------------------------------------------------------------------------------------------------------
  Scott S. Parker        President and Chief Executive   Intermountain Health Care                  U.S.
                         Officer                         36 South State Street, 22nd Floor
                                                         Salt Lake City, UT  84111
--------------------------------------------------------------------------------------------------------------
  Jack O. Vance          Managing Director               Management Research, Inc.                  U.S.
                                                         3592 Venture Drive
                                                         Huntington Beach, CA  92649
--------------------------------------------------------------------------------------------------------------


CUSIP NO. 00045813K1                                      PAGE  13  OF 16 PAGES
          ----------                                           ---   ---


                                        SCHEDULE II

--------------------------------------------------------------------------------------------------
                                                                           BENEFICIALLY OWNED
                                 NUMBER OF SHARES OF ISCG COMMON       PERCENTAGE OF OUTSTANDING
 ISCG VOTING AGREEMENT               STOCK BENEFICIALLY OWNED        SHARES OF ISCG COMMON STOCK
    SHAREHOLDER                      AS OF AUGUST 31, 1998              AS OFAUGUST 31, 1998
--------------------------------------------------------------------------------------------------
  David S. Lipson                          2,917,879                              36.1%
--------------------------------------------------------------------------------------------------
  Technology Leaders                   1,209,955(1) (2)                           14.7% (1)(2)
--------------------------------------------------------------------------------------------------
  Safeguard Scientifics, Inc.              756,025(3)                              9.2% (3)
--------------------------------------------------------------------------------------------------
  Warrant and Stock Trust                  370,137(4)                              4.4% (4)
--------------------------------------------------------------------------------------------------


----------------
(1) Includes 169,931 shares of ISCG Common Stock issuable upon the exercise of currently exercisable warrants.

(2) Of which 674,308 shares are held by Technology Leaders II and 535,647 are held by Technology Leaders Offshore CV.

(3) Includes 169,931 shares of ISCG Common Stock issuable upon the exercise of currently exercisable warrants.

(4) Includes 339,861 shares of ISCG Common Stock issuable upon the exercise of currently exercisable warrants.

CUSIP NO. 00045813K1                                      PAGE  14  OF 16 PAGES
          ----------                                           ---   ---


                                                  SCHEDULE III

-----------------------------------------------------------------------------------------------------------------
                                      NUMBER OF SHARES OF FCG COMMON                  PERCENTAGE OF OUTSTANDING
 FCG VOTING AGREEMENT                    STOCK BENEFICIALLY OWNED                      SHARES OF FCG COMMON STOCK
     STOCKHOLDER                           AS OF AUGUST 31, 1998                        AS OF AUGUST 31, 1998
-----------------------------------------------------------------------------------------------------------------
  James A. Reep                                2,880,000                                       18.1%
-----------------------------------------------------------------------------------------------------------------
  Thomas A. Reep                                 632,872                                        4.0%
-----------------------------------------------------------------------------------------------------------------
  Brent A. Hanson                                826,200                                        5.2%
-----------------------------------------------------------------------------------------------------------------


CUSIP NO. 00045813K1                                      PAGE  15  OF 16 PAGES
          ----------                                           ---   ---


                                SCHEDULE IV

---------------------------------------------------------------------------------
     ISCG VOTING AGREEMENT                   PRINCIPAL OCCUPATION OR
          SHAREHOLDER                                EMPLOYMENT
---------------------------------------------------------------------------------
       David S. Lipson(1)               President and Chief Executive Officer of
                                        ISCG
-------------------------------------------------------------------------------
       Technology Leaders II(2)         Venture Capital Investment
-------------------------------------------------------------------------------
       Safeguard Scientifics, Inc.(3)   Venture Capital Investment
-------------------------------------------------------------------------------
       Warrant and Stock Trust(4)       Family Trust
-------------------------------------------------------------------------------


(1) Mr. Lipson is employed at ISCG, 575 East Swedesford Road, Suite 200, Wayne, PA 19087.

(2) The address of Technology Leaders II is 800 The Safeguard Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087.

(3) The address of Safeguard Scientifics, Inc. is 800 The Safeguard Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087.

(4) The address of Warrant and Stock Trust FBO Jeffrey P. and Stephen C. Lipson is Michael D. Stern, Trustee, 510 Williamson Road, Gladwyne, PA 19035.

CUSIP NO. 00045813K1                                      PAGE  16  OF 16 PAGES
          ----------                                           ---   ---

                                     EXHIBIT INDEX


----------------------------------------------------------------------------------------------
                                                                               SEQUENTIALLY
EXHIBIT NO.                      DESCRIPTION                                   NUMBERED PAGE
----------------------------------------------------------------------------------------------

  99.1      Agreement and Plan of Merger and Reorganization dated as of
            September 9, 1998, by and among First Consulting Group, Inc., a
            Delaware corporation, Foxtrot Acquisition Sub, Inc., a Delaware corporation, and Integrated Systems Consulting Group, Inc., a
            Pennsylvania corporation.
----------------------------------------------------------------------------------------------
  99.2      Form of Company Voting Agreement dated as of September 9, 1998, a substantially similar version of which has been executed by and between First Consulting Group, Inc., a Delaware corporation, and each of David S. Lipson, Technology Leaders II, Safeguard
            Scientifics, Inc. and Warrant and Stock Trust.
----------------------------------------------------------------------------------------------
  99.3      Form of Parent Voting Agreement dated as of September 9, 1998, a substantially similar version of which has been executed by and between Integrated Systems Consulting Group, Inc., a Pennsylvania
            corporation, and each of James. A. Reep, Thomas A. Reep and Brent
            A. Hansen.
----------------------------------------------------------------------------------------------
  99.4      Form of Company Affiliate Agreement dated as of September 9, 1998, a substantially similar version of which is to be executed by and between First Consulting Group, Inc., a Delaware corporation, and each of David S. Lipson Technology Leaders II, Safeguard
            Scientifics, Inc., Warrant and Stock Trust, Melissa S. Clancey,
            David F. Elderkin, David D. Gathman, Edward P. Kaiserian, Jay M.
            Rose, Victor E. Stambaugh, Frank Baldino, Jr., Ph.D., Melvyn E.
            Bergstein, Donald R. Caldwell, Mark J. DeNino, David S. Fehr, James
            L. Mann, Donna J. Pedrick, Michael D. Stern, and Edward S.J.
            Tomeszko, Ph.D.
----------------------------------------------------------------------------------------------
  99.5      Form of Parent Affiliate Agreement dated as of September 9, 1998, a substantially similar version of which is to be executed by and between Integrated Systems Consulting Group, Inc., a Pennsylvania
            corporation, and each of James A. Reep, Brent A. Hanson, Thomas A.
            Reep, Frank I. Mueller, Roy A. Ziegler, Steven Heck, Richard N.
            Kramer, Luther J. Nussbaum, Stanley R. Nelson, Steven Lazarus,
            Stephen E. Olson, Jack O. Vance, Scott S. Parker, Donald M.
            Tompkins, Michael R. Gorsage, Erica L. Drazen, Roy W. Walters,
            Paula K. Cowen and Associate 401(k) and Stock Ownership Plan,
            (Union Bank of California, Trustee).
----------------------------------------------------------------------------------------------